May 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Mark Kronforst

Re:	Gateway, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File no. 001-14500

Dear Mr. Kronforst:

Reference is made to the letter dated May 1, 2007 addressed to John P. Goldsberry, Senior Vice President and Chief Financial Officer of the Company. To confirm my telephone discussion with Christine Davis, please be advised that we will provide a response to the comments raised in the letter no later than May 31, 2007. Please contact me at 605-232-1879 if you have concerns about the timing of our response.

Sincerely,

/s/ Mark Dickey Mark Dickey
Assistant General Counsel

cc:    John P. Goldsberry